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Exhibit 1

Consolidated Balance Sheets
 (expressed in thousands of Canadian dollars)

	June 30 2008		December 31 2007

	(unaudited	)
ASSETS
Current Assets
Cash and cash equivalents	$72,548		$74,606
Concentrate awaiting settlement, net – Note 3	98,257		79,087
Taxes recoverable	1,279		62
Inventories – Note 4	12,780		17,873
Crushed and broken ore stockpiles	9,834		8,072
Other assets – Note 8	17,460		2,563

	212,158		182,263
Mining interests, net	120,038		114,464
Mine restoration deposit	8,622		8,272
Crushed and broken ore stockpiles	389		375

	$341,207		$305,374

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$21,104		$20,757
Future mining tax liability	229		168
Current portion of obligations under capital leases	1,677		1,672
Current portion of convertible notes payable – Note 5	9,017		25,710
Current portion of long-term debt – Note 6	6,036		5,918

	38,063		54,225
Mine restoration obligation	9,055		8,878
Obligations under capital leases	1,056		1,824
Long-term debt – Note 6	1,000		3,957
Future mining tax liability	2,696		539

	51,870		69,423
Shareholders' Equity
Common share capital and purchase warrants – Note 7	474,616		443,986
Stock options	1,850		1,673
Equity component of convertible notes payable, net of issue costs	1,942		6,044
Contributed surplus	10,394		6,292
Deficit	(199,465)		(222,044)

Total shareholders' equity	289,337		235,951

	$341,207		$305,374

Commitments – Note 1

Consolidated Statements of Operations,
Comprehensive Income and Deficit
 (expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Revenue – before pricing adjustments	$52,403	$53,451	$103,455	$113,755
Pricing adjustments:
Commodities	581	(2,421)	15,759	6,720
Foreign exchange	(743)	(6,535)	3,815	(7,541)

Revenue – after pricing adjustments – Note 11	52,241	44,495	123,029	112,934

Operating expenses
Production costs, excluding amortization and asset retirement costs	30,729	32,438	61,185	65,690
Smelter treatment, refining and freight costs	6,132	5,733	11,542	10,995
Amortization	10,752	11,923	19,914	23,831
Insurance recovery – Note 8	(13,800)	–	(13,800)	–
Loss on disposal of equipment	363	–	1,058	–
Asset retirement costs	157	498	308	677

Total operating expenses	34,333	50,592	80,207	101,193

Income (loss) from mining operations	17,908	(6,097)	42,822	11,741

Other expenses
General and administration — Note 8	1,649	2,321	2,006	4,017
Exploration	7,115	798	14,169	4,026
Interest and other financing costs – Note 12	1,275	4,660	2,904	11,143
Foreign exchange gain	(1,137)	(4,355)	(223)	(4,981)

Total other expenses	8,902	3,424	18,856	14,205

Income (loss) before taxes	9,006	(9,521)	23,966	(2,464)
Income and mining tax expense (recovery)	(1,381)	(455)	984	1,095

Net income (loss) and comprehensive income (loss) for the period	10,387	(9,066)	22,982	(3,559)
Deficit, beginning of period, as previously reported	(209,852)	(187,857)	(222,044)	(193,364)
Adoption of new accounting standards for inventory – Note 2	–	–	(403)	–

Deficit, end of period	$(199,465)	$(196,923)	$(199,465)	$(196,923)

Net income (loss) per share
Basic	$0.13	$(0.17)	$0.28	$(0.07)

Diluted	$0.13	$(0.17)	$0.28	$(0.07)

Weighted average number of shares outstanding
Basic	82,100,127	54,410,210	80,927,966	53,749,822

Weighted average number of shares outstanding
Diluted	82,992,583	54,410,210	83,067,864	53,749,822

Consolidated Statements of Cash Flows
 (expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Cash provided by (used in)
Operations
Net income (loss) for the period	$10,387	$(9,066)	$22,982	$(3,559)
Operating items not involving cash
Accretion expense relating to convertible notes payable	1,054	3,250	2,885	7,512
Amortization	10,544	11,923	20,633	23,831
Amortization of deferred financing costs	59	219	163	441
Interest on convertible notes settled in shares	341	1,007	597	1,581
Accrued interest on mine restoration deposit	(11)	(110)	(84)	(110)
Unrealized foreign exchange loss (gain)	(4,920)	3,478	(8,080)	3,409
Asset retirement costs	157	498	308	677
Future income tax expense (recovery)	(1,561)	1,050	804	1,095
Stock based compensation and employee benefits	574	616	827	1,025
Loss on disposal of equipment	363	–	1,058	–

	16,987	12,865	42,093	35,902
Changes in non-cash working capital – Note 13	(11,157)	(9,486)	(26,163)	(30,390)

	5,830	3,379	15,930	5,512

Financing Activities
Advances under purchase facility	–	4,453	–	8,868
Issuance of common shares and warrants, net of issue costs	(29)	–	10,475	5,703
Repayment of long-term debt	(1,518)	(1,562)	(3,036)	(9,042)
Repayment of obligations under capital leases	(431)	(539)	(853)	(1,082)
Mine restoration deposit	–	–	(266)	–

	(1,978)	2,352	6,320	4,447

Investing Activities
Additions to mining interests – Note 13	(13,496)	(4,148)	(24,525)	(8,607)
Proceeds on disposal of mining interests	217	–	217	–

	(13,279)	(4,148)	(24,308)	(8,607)

Increase (decrease) in cash and cash equivalents	(9,427)	1,583	(2,058)	1,352
Cash and cash equivalents, beginning of period	81,975	2,922	74,606	3,153

Cash and cash equivalents, end of period	$72,548	$4,505	$72,548	$4,505

Cash and cash equivalents consists of:
Cash	$2,467	$4,505	$2,467	$4,505
Short term investments	70,081	–	70,081	–

	$72,548	$4,505	$72,548	$4,505

Consolidated Statements of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2007	75,770,570	$430,793	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951
Transitional adjustment on adoption of inventory standard – Note 2	–	–	–	–	–	–	(403)	(403)
Common shares issued:
For principal repayments on convertible notes payable	4,006,114	20,359	–	–	(4,102)	4,102	–	20,359
For interest payments on convertible notes payable	129,643	597	–	–	–	–	–	597
Pursuant to unit offering, net of issue costs	2,800,000	9,575	–	–	–	–	–	9,575
Tax effect of flow-through shares	–	(1,452)	–	–	–	–	–	(1,452)
Warrants Issued:
Pursuant to unit offering, net of issue costs	–	–	–	899	–	–	–	899
Warrants exercised	100	1	–	–	–	–	–	1
Stock-based compensation/RRSP expense	130,831	651	177	–	–	–	–	828
Net income and comprehensive income for the six months ended June 30, 2008	–	–	–	–	–	–	22,982	22,982

Balance, June 30, 2008	82,837,258	$460,524	$1,850	$14,092	$1,942	$10,394	$(199,465)	$289,337

Consolidated Statements of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, January 1, 2007	52,947,693	$331,705	$1,269	$8,038	$12,336	$–	$(193,364)	$159,984
Common shares issued:
For principal repayments on convertible notes payable	983,376	9,976	–	–	(2,199)	2,199	–	9,976
For interest payments on convertible notes payable	183,397	1,581	–	–	–	–	–	1,581
Private placement of flow-through shares (net)	550,000	5,686	–	–	–	–	–	5,686
Stock options exercised	5,000	17	–	–	–	–	–	17
Fair value of stock options exercised	–	10	(10)	–	–	–	–	–
Stock-based compensation/RRSP expense	70,867	610	259	–	–	–	–	869
Net loss and comprehensive loss for the six months ended June 30, 2007	–	–	–	–	–	–	(3,559)	(3,559)

Balance, June 30, 2007	54,740,333	349,585	1,518	8,038	10,137	2,199	(196,923)	174,554
Common shares issued:
For principal repayments on convertible notes payable	2,137,621	16,204	–	–	(4,093)	4,093	–	16,204
For interest payments on convertible notes payable	158,131	1,063	–	–	–	–	–	1,063
Tax effect of flow-through shares	–	(1,114)	–	–	–	–	–	(1,114)
Pursuant to unit offering, net of issue costs	18,666,667	64,461	–	–	–	–	–	64,461
Warrants issued:
Pursuant to unit offering, net of issue costs	–	–	–	5,155	–	–	–	5,155
Stock-based compensation/RRSP expense	67,818	594	155	–	–	–	–	749
Net loss and comprehensive loss for the six months ended December 31, 2007	–	–	–	–	–	–	(25,121)	(25,121)

Balance, December 31, 2007	75,770,570	$430,793	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951

Notes to the Consolidated Financial Statements
 for the six months ended June 30, 2008
(expressed in thousands of Canadian dollars, except share, per share amounts and metal prices)
(Unaudited)

1.  NATURE OF OPERATIONS

North American Palladium Ltd. ("NAP" or "the Company") is a Canadian company in the business of exploring and mining Platinum Group Metals ("PGMs") and certain base and precious metals. Its principal asset is the Lac des Iles mine located in the Thunder Bay District in Ontario. The Company also has a number of base metal exploration projects located in Canada and an advanced PGM exploration project located in Finland in which it is earning an interest under an agreement signed on March 24, 2006. The Company operates in one operating segment, mining.

The Company's financial position and operating results are directly affected by the market price of the PGMs in relation to the Company's production costs. The prices of PGMs (palladium, platinum) and by-product metals (gold, nickel and copper) fluctuate widely and are affected by numerous factors beyond the Company's control.

Arctic Platinum Project

On March 24, 2006, the Company entered into an agreement with Gold Fields Limited to further explore and develop a mining operation at the Arctic Platinum Project ("APP") located in Finland. The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn up to a 50% interest and, in certain circumstances, a 60% interest in APP, in which event a joint venture will be formed and the Company will become the project operator. In order to exercise the option, the Company must spend US$12,500, complete a feasibility study and make a production decision as well as issue to Gold Fields, approximately 7.3 million shares or approximately 9.2 million shares, subject to adjustment, to earn a 50% or 60% interest respectively on or before August 31, 2008. As at June 30, 2008, the Company has incurred $20,692 (US$18,844) in expenditures on the APP and these costs have been charged to exploration expense. The Company has determined that it will not deliver a positive feasibility study for the Arctic Platinum Project prior to the August 31, 2008 deadline and it has commenced discussions with Gold Fields Ltd. to review strategic options for the project.

Shebandowan West Project

On December 10, 2007, the Company earned a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an option and joint venture agreement with Vale Inco. The properties, known as the Shebandowan property, contain a series of nickel-copper-PGM mineralized bodies and the land package totals approximately 7,842 hectares. These properties are located 90 kilometers west of Thunder Bay, Ontario, and approximately 100 kilometers southwest from the Company's Lac des Iles Mine. Vale Inco retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals. The Shebandowan West project covers a small portion of the Shebandowan property and encompasses three shallow mineralized zones, all of which are located at shallow depths immediately to the west of the former Shebandowan mine. A 43-101 technical Report disclosing the results of a mineral resource estimate was filed on October 26, 2007. The Company has received a draft preliminary economic assessment on the project. It is currently reviewing the recommendations and conclusions and is awaiting a final preliminary economic assessment. As currently envisaged, the Shebandowan West Project will not trigger Vale Inco's back-in right.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2007, except for those included in the adoption of new accounting standards section. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2007.

Adoption of New Accounting Standards

Inventories

The Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. In addition in certain circumstances, write-downs of inventory previously recognized may be reversed. The Company adopted this standard prospectively in accordance with the transitional provisions. On adoption of the new standard on January 1, 2008, an adjustment to supplies inventory of $3,529 was recognized to reclassify items not meeting the definition of inventory, including major spare parts and insurance spares, to property, plant and equipment. A related increase to opening deficit of $403, net of taxes was recognized to adjust for accumulated amortization.

Further upon adoption of this standard, the Company changed its valuation of supplies inventory from the lower of cost and replacement cost to the lower of cost and net realizable value. The change in valuation had no impact on the Company's financial statements.

Prior periods presented have not been restated as a result of the adoption of the standard.

Financial Instruments – Recognition and Measurement

On January 1, 2008 the Company adopted CICA Handbook Section 3862, "Financial Instruments – Disclosures" and Section 3863, "Financial Instruments – Presentation". These sections require the disclosure of information with regards to the significance of financial instruments for the Company's financial position and performance, the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the company manages those risks. These standards replace CICA Handbook Section 3861, "Financial Instruments". The additional disclosures required as a result of adopting these standards are included in note 9.

Capital Disclosures

On January 1, 2008, the Company adopted CICA Handbook Section 1535, "Capital Disclosures". This section establishes standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital. The additional disclosures required as a result of adopting these standards are included in note 10.

Future Accounting Standards

In February 2008, the CICA issued Handbook Section 3064,"Goodwill and Intangible Assets", replacing Handbook Section 3062, "Goodwill and Other Intangible Assets", and Handbook Section 3450, "Research and Development Costs". This section established standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

The Accounting Standards Board (AcSB) announced in April 2008 that Canada will adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption of IFRS will be first reflected in the Company's financial statements for the quarter ending March 31, 2011.

The transition to IFRS could have a material impact on the Company's financial position and reported results; however, it is not possible to quantify the impact at this time. The Company is in the process of establishing a project team to manage the convergence to IFRS.

3.  CONCENTRATE AWAITING SETTLEMENT

The value of concentrate awaiting settlement represents the value of all PGMs and base metals from production shipped to and received by the third-party smelters between November 2007 and June 2008, including 118,368 ounces of palladium which was valued at the June 30, 2008 London Metal Exchange ("LME") afternoon price fix of US$467 (December 31, 2007 – including 125,802 ounces of palladium valued at US$364). The LME price fix as at August 5, 2008 was US$354.

All of the concentrate awaiting settlement is due from two domestic customers at June 30, 2008 (2007 – one domestic customer). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully realized.

4.  INVENTORIES

Inventories consist of the following:

	June 30 2008	December 31 2007

Concentrate	$2,651	$3,026
Supplies	10,129	14,847

	$12,780	$17,873

The Company adopted the new CICA Handbook Section 3031, "Inventories," effective January 1, 2008, resulting in the prospective reclassification of major spare parts and insurance spares from inventories and supplies to property, plant and equipment. Prior periods presented have not been restated as a result of the adoption of this standard.

In addition Section 3031 of the CICA Handbook also requires the Company to disclose the amount of inventories and related write downs recognized as an expense in the period. Supplies inventory in the amount of $9,791 were expensed during the three month period ended June 30, 2008 and $19,314 during the six month period ended June 30, 2008. The Company did not recognize any write-down of inventories during the three month period ended June 30, 2008 ($80 – for the six month period ended June 30, 2008).

5.  CONVERTIBLE NOTES PAYABLE

	June 30 2008	December 31 2007

Series I convertible notes – maturing August 1, 2008	$4,245	$17,011
Series II convertible notes – maturing December 1, 2008	4,772	8,699

	9,017	25,710
Less current portion	(9,017)	(25,710)

	$–	$–

As at June 30, 2008, the principal amount outstanding on the Series I and Series II convertible notes was US$3,889 (December 31, 2007 – US$17,500) and US$4,500 (December 31, 2007 – US$9,000) respectively. The Company recorded accretion expense of $2,885 (2007 – $4,262), of which $694 (2007 – $1,082) represented the accretion relating to the Equity Premium which was included in the carrying value of the convertible notes payable as at June 30, 2008.

The issue costs of $2,364 have been allocated pro-rata to the debt ($1,398) and equity components ($589) of the Series I and II Notes and to the associated warrants ($377) on a relative fair value basis. The financing costs related to the debt components are being amortized over the term of the convertible notes using the effective interest method.

6.  LONG-TERM DEBT

The Company's long-term debt is comprised of a senior credit facility with an equipment finance company in the amount of US$4,000 and $3,000. The interest rate under the loan facility is US LIBOR plus 2.50%, or 4.96% at June 30, 2008 (7.87% – June 2007). The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009. In return for granting the loan, the lender received a first priority security in all of the Company's existing and future assets excluding its production leases and claims. The credit facility allows in certain circumstances, full repayment of outstanding loans at any time during the term of the facility.

7.  SHAREHOLDERS EQUITY

(a)
The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

(b)
Common share purchase warrants:

  The changes in issued common share purchase warrants for the year are summarized below:

	June 30 2008		December 31 2007
	Shares	Amount	Shares	Amount

Common shares purchase warrants
Balance beginning of period	11,324,302	$13,193	1,990,969	$8,038
Issued pursuant to unit offering, net of issue costs	1,400,000	899	9,333,333	5,155
Warrants exercised	(100)	–	–	–

Balance, end of period	12,724,202	$14,092	11,324,302	$13,193

  On December 13, 2007 the Company completed a public offering of 18,666,667 units at a price of US$4.00 per unit (C$4.04 per unit) for total net proceeds of approximately US$68,719 (issue costs US$5,919).

  On January 9, 2008, the Company issued an additional 2,800,000 units under a 30-day over-allotment option granted to the underwriters at an exercise price of US$4.00 per unit (C$4.04), for total net proceeds of US$10,391 (issue costs US$725).

  Each unit consisted of one common share and one half of a common share purchase warrant of the Company. Each whole warrant will entitle the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009.

  In connection with the issue of the convertible notes payable, warrants to purchase 1,990,969 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date

1,436,782	US$10.73	March 29, 2010
554,187	US$7.85	June 23, 2010

  In connection with the issue of the unit offering, warrants to purchase 10,733,333 common shares were issued. As at June 30, 2008 the warrants outstanding are as follows:

Number of Warrants	Exercise Price	Expiry Date

10,733,233	US$5.05	December 13, 2009

(c)
Corporate Stock Option Plan

  The following summary sets out the activity in outstanding common share purchase options:

	June 30, 2008
	Shares	Weighted-Average Exercise Price

Outstanding, beginning of year	356,433	$9.89
Granted	340,000	6.61

Outstanding, end of the period	696,433	$8.28

Options exercisable at end of period	232,098	$9.52

(d)
Other Stock-Based Compensation – Restricted Share Unit Plan

  Effective December 14, 2005, the Company adopted an RSU plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit means a unit equivalent in value to the fair market value of a common share of the Company on the date of the award. As at June 30, 2008, 10,001 restricted share units have been granted and are outstanding. The market value of the restricted share units as at June 30, 2008 is $5.52 (2007 – $10.03) and $28 (2007 – $102) has been charged to compensation expense for the six months ended June 30.

8.  INSURANCE RECOVERY

The Company previously filed a claim with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. During 2004, the Company received $7,148 as in interim payment against this claim and in June 2008 a settlement in the amount of $14,500 was reached for the remainder of this claim. The amount of $13,800 has been included as income from mining operations and $700 received for costs has been included as a reduction of general and administration expenses. The receivable for the settlement of $14,500 is included in other assets on the balance sheet.

9.  FINANCIAL INSTRUMENTS

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, currency risk, interest rate risk, commodity price risk and liquidity risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company's exposure arises principally from its short term investments and concentrate awaiting settlement. Historically, the Company has not experienced any losses related to individual customers and does not believe it is exposed to a significant concentration of credit risk.

All of the Company's concentrate awaiting settlement is due from two domestic customers at June 30, 2008 (2007 – one domestic customer). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully realized.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	June 30 2008	December 31 2007

Cash and cash equivalents	$2,467	$4,444
Short term investments	70,081	70,162
Concentrate awaiting settlement*	98,257	79,087

	$170,805	$153,693

*
The aging of concentrate awaiting settlement at the reporting date and December 31, 2007 is all current.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate, and commodity price risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risk is related to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. The Company is exposed to fluctuations in exchange rates due to certain of its foreign-based suppliers, convertible notes, long-term debt, capital leases, and revenues being in foreign currencies. The Company's primary exposure is based upon the movements of the US dollar and the Euro against the Canadian dollar. The Company's foreign exchange risk management includes from time to time the use of foreign currency forward contracts to fix exchange rates on certain foreign currency exposures. As at June 30, 2008, the Company had not entered into any foreign exchange contracts.

For the Company's foreign exchange transactions, fluctuations in the respective exchange rates relative to the Canadian dollar will create volatility in the Company's cash flows and the reported amounts for revenue, production, and exploration costs on a period-to-period basis. Additional earnings volatility arises from the translation of monetary assets and liabilities denominated in currencies other than Canadian dollars at the rates of exchange at each balance sheet date, the impact of which is reported as a separate component of revenue or foreign exchange gain or loss.

The Company is exposed to the following currency risk on revenues, purchases and borrowings at June 30, 2008.

US$

Cash	$2,956
Concentrate awaiting settlement	96,515
Accounts payable and accrued liabilities	(47)
Obligations under capital leases	(2,658)
Convertible notes payable	(8,869)
Long-term debt	(4,000)

$83,897

A 1% strengthening or weakening of the Canadian dollar against the US dollar, assuming that all other variables remained the same, would have resulted in an approximate $850 decrease or increase, respectively, in the Company's net income for the period ended June 30, 2008.

The following summary illustrates the fluctuations in the exchange rates during the period ended June 30, 2008, as compared to the Canadian dollar.

	US$	Euro €

Opening exchange rate – December 31, 2007	US$1.01	€0.69
Opening exchange rate – March 31, 2008	US$0.97	€0.62
Closing exchange rate – June 30, 2008	US$0.98	€0.62
Average exchange rate for the period	US$0.99	€0.64
Average exchange rate for the year	US$0.99	€0.65

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not enter into derivative financial instruments for speculative purposes. It is exposed to interest rate risk due to its variable-rate long-term debt. Although the Company does not hold any specific hedging instruments, it does hold certain short term investments. Interest rate fluctuations may have an effect on the interest income the Company derives from its short term investments and which will favourably offset changes in the interest on debt instruments.

Management does not believe that the net impact of interest rate fluctuations on the current level of borrowings and short term investments will be significant and, therefore, has not provided a sensitivity analysis of this impact on net earnings.

The following summary illustrates the fluctuations in the interest rates which the Company had exposure to during the period ended June 30, 2008.

	June 30 2008	December 31 2007

US LIBOR	2.46%	4.60%
Canadian LIBOR	3.20%	4.55%
US prime rate	5.00%	7.25%

Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices. The Company is particularly exposed to fluctuations in commodity prices for its various metal sales. From time to time the Company may enter into forward commodity sales contracts to hedge the effect on revenues of changes in the price of metals it produces. Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales over the term of the hedging contract. The Company had no outstanding forward commodity sales contracts as at June 30, 2008.

As at June 30, 2008, assuming that all other variables remain the same, a strengthening or weakening of selling prices as shown in the table below, would have had an approximate favourable or unfavourable impact on earnings as follows:

Metal	Price variability	Impact

Palladium	+/- $10 per oz	+/-$1,200
Platinum	+/- $10 per oz	+/-$100
Gold	+/- $10 per oz	+/-$100
Nickel	+/- $1 per lb	+/-$1,000
Copper	+/- $0.25 per lb	+/-$400

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to monitor the sales pipeline, to ensure sufficient cash flows are generated from operations to meet the current debt requirements. Where insufficient liquidity exists, the Company may pursue various debt and equity instruments for short-term financing of its operations.

The table below analyzes the Company's financial liabilities which will be settled into relevant maturity groupings based on the remaining periods at June 30, 2008 to the contractual maturity date.

	Total	In less than 1 year	Between 1 year and 2 years

Obligations under capital leases	$2,733	$1,677	$1,056
Convertible notes payable(a)	9,017	9,017	–
Long-term debt	7,036	6,036	1,000

	$18,786	$16,730	$2,056

(a)
The repayment of the convertible notes may be paid to each Purchaser, at the Purchaser's option, in any combination of cash and/or common shares. The Company has the right to defer any principal repayment in cash until a later principal repayment date.

Management monitors consolidated cash flow, in detail, on a daily basis, monthly through month-end reporting, quarterly through forecasting and yearly through the budget process. Based on the financial liabilities due and noted above, the Company expects to have sufficient operating cash flow exceeding the amounts due.

Fair Values

The Company's financial instruments consist of cash and cash equivalents, concentrate awaiting settlement, accounts payable and accrued liabilities, obligations under capital leases and long-term debt.

The carrying value of cash and cash equivalents, concentrate awaiting settlement and accounts payable approximate their fair values due to the immediate or short-term maturity of these financial instruments.

The fair value of the obligations under capital leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms. The fair value of the convertible notes approximate their carrying value due to the interest rate implicit in the convertible notes approximating interest rates available at this time for similar convertible notes payable. The fair value of the variable-rate debt approximates the carrying value of such debt since the variable interest rates are market-based, and the Company believes such debt could be refinanced on materially similar terms.

10.   CAPITAL DISCLOSURE

The Company's objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management defines capital as the Company's outstanding debt and total shareholder's equity. The board of directors does not establish quantitative return on capital criteria for management but rather promotes year over year sustainable profitable growth.

In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt, and issue new debt to replace existing debt with different characteristics.

There were no changes in the Company's approach to capital management during the period. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

11.   REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals

2008
Three months ended June 30
Revenue – before pricing adjustments	$52,403	$26,038	$8,865	$3,868	$8,102	$4,688	$842
Pricing adjustments:
Commodities	581	2,743	343	56	(2,578)	146	(129)
Foreign exchange	(743)	(393)	(155)	(57)	(114)	(17)	(7)

Revenue – after pricing adjustments	$52,241	$28,388	$9,053	$3,867	$5,410	$4,817	$706

2007
Three months ended June 30
Revenue – before pricing adjustments	$53,451	$24,152	$7,084	$2,734	$14,546	$4,193	$742
Pricing adjustments:
Commodities	(2,421)	1,252	464	(87)	(4,243)	150	43
Foreign exchange	(6,535)	(3,547)	(1,320)	(445)	(966)	(228)	(29)

Revenue – after pricing adjustments	$44,495	$21,857	$6,228	$2,202	$9,337	$4,115	$756

2008
Six months ended June 30
Revenue – before pricing adjustments	$103,455	$51,017	$17,429	$7,418	$17,104	$8,714	$1,773
Pricing adjustments:
Commodities	15,759	10,832	4,579	756	(1,593)	941	244
Foreign exchange	3,815	2,330	637	294	342	174	38

Revenue – after pricing adjustments	$123,029	$64,179	$22,645	$8,468	$15,853	$9,829	$2,055

2007
Six months ended June 30
Revenue – before pricing adjustments	$113,755	$51,792	$15,672	$5,892	$31,229	$7,848	$1,322
Pricing adjustments:
Commodities	6,720	5,192	1,995	115	(1,398)	669	147
Foreign exchange	(7,541)	(4,021)	(1,494)	(529)	(1,186)	(277)	(34)

Revenue – after pricing adjustments	$112,934	$52,963	$16,173	$5,478	$28,645	$8,240	$1,435

Generally the Company delivers all of its concentrate to one customer (2007 – one customer) under the terms of an agreement. The customer has agreed to smelt and refine all of the Company's concentrate through to March 31, 2010, with an option, by mutual agreement, to extend for a further two years to March 31, 2012. During the three months ended June 30, 2008 due to a maintenance shutdown at the customer, temporary arrangements were made to smelt and refine the Company's concentrate at another customer.

12.   INTEREST AND OTHER FINANCING COSTS

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Interest on convertible notes payable	$216	$755	$568	$1,675
Accretion expense relating to convertible notes payable	1,054	3,250	2,885	7,512

	1,270	4,005	3,453	9,187
Interest on long term debt	125	283	293	661
Interest on capital leases	38	121	94	239
Interest on Kaiser Francis credit facility	–	–	–	90

	1,433	4,409	3,840	10,177
Interest on advance purchase facility	32	175	64	235
Other interest and financing costs	384	44	407	560
Deferred financing costs	59	219	163	441

	1,908	4,847	4,474	11,413
Interest income	(633)	(187)	(1,570)	(270)

	$1,275	$4,660	$2,904	$11,143

13.   STATEMENT OF CASH FLOWS

(a)
The net changes in non-cash working capital balances related to operations are as follows:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Cash provided by (used in):
Concentrate awaiting settlement	$3,607	$(2,879)	$(10,184)	$(25,264)
Inventories and stockpiles	553	(2,482)	(212)	(1,810)
Other assets	(14,965)	335	(14,897)	1,166
Accounts payable and accrued liabilities	(477)	(2,907)	347	(4,375)
Taxes recoverable	125	(1,553)	(1,217)	(107)

	$(11,157)	$(9,486)	$(26,163)	$(30,390)

(b)
As at January 1, 2008 inventories valued at $3,529 were reclassified to mining interests due to the adoption of the new inventory standard 3031 (note 2).

14.   COMPARATIVE FIGURES

Certain of the prior period figures have been reclassified to conform to the presentation adopted in 2008.

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  Exhibit 1